Mail Stop 3561

March 8, 2010

Richard Astrom, Chief Executive Officer
Genesis Capital Corporation of Nevada
7340 North Highway 27
Suite 218
Ocala, Florida 34482

     RE: **Genesis Capital Corporation of Nevada**
         Annual Report on Form 10-K FYE September 30, 2009
         Filed 12/29/09
         File No. 0-27831

Dear Mr. Astrom:

We have reviewed your filing and have the following comment. You should comply with the comment in all future filings. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Signature Page

1.   Please confirm that the signature of your controller or principal accounting officer will be included in future filings as required by Form 10-K. See General Instruction D.(2) to Form 10-K. If your controller or principal accounting officer has signed the Form 10-K, but the signature page does not indicate that the person signing occupies that position, then please confirm that your controller or principal accounting officer has signed the form and that in future filings you will indicate each capacity in which the officers are signing the report.

Closing Comments

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may call Janice McGuirk at (202) 551-3395 or David Link, legal reviewer, at (202) 551- 3356 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: via fax (305) 513-5139